News Release

For Immediate Release

Stantec announces strong results for the second quarter

EDMONTON AB (August 3, 2006) TSX:STN; NYSE:SXC

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Gross revenue increased 39.1% to C$208.8 million compared to C$150.2 million in the second quarter of 2005. Net revenue increased 42.7% to C$182.2 million from C$127.7 million, while net income was up 28.0% to C$16.7 million compared to C$13.1 million. Diluted earnings per share were C$0.36 in the second quarter of 2006 compared to C$0.34 the same period last year, representing an increase of 5.9%. In the second quarter of 2005 Stantec changed its method of estimating doubtful accounts receivable. This resulted in a $4.0 million ($0.07 per share) positive adjustment to income in the second quarter last year. Excluding the effect of this 2005 adjustment, the increase in net income for the second quarter of 2006 would have been 59.8%, while diluted earnings per share would have increased 33.3% quarter-to-quarter.

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Year-to-date 2006 gross revenue increased 35.3% to C$394.1 million compared to C$291.3 million in the same period of 2005, while net revenue increased 39.9% to C$345.3 million from C$246.8 million. Net income increased 42.1% to C$28.1 million from C$19.8 million. Diluted EPS were up 19.6% to $0.61 from $0.51. Excluding the positive effect of the $4.0 million adjustment to our earnings made in the second quarter of 2005, the increase in net income year to date would have been 63.6% compared to the same period in 2005, while diluted earnings per share would have increased 38.6% year to date.

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During the second quarter, Stantec completed a 2-for-1 share split, announced the renewal of its Normal Course Issuer Bid, and was included on the S&P/TSX Composite Index, the premier indicator of market activity for the Toronto Stock Exchange.

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Stantec announced the acquisition of Dufresne-Henry in April, adding about 270 employees to the US East region, primarily in New England. Stantec also acquired Oakland, California based ACEx Technologies, a 25-person firm specializing in transit, rail, and power communications, and control systems engineering.

"We are pleased to report strong results in a second quarter where most of our regions and practice areas performed well," says Tony Franceschini, Stantec President & CEO. "Overall, we had strong performance in our Canadian and US West operations and we saw improvement in the US East. This performance reflects, in part, the successful integration of our 2005 acquisitions as well as the addition of Dufresne-Henry at the beginning of this quarter."

Stantec's second quarter project activity in the Transportation area illustrates the positive impact of the signing of the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users, which has increased US federal funding for transportation projects. The Company was awarded several new contracts including one with the New York State Department of Transportation where Stantec is part of a team designing the upgrading of 4 miles (6.44 kilometres) of U.S. Route 15 from a two-lane roadway to a full, limited-access freeway in Steuben County, New York. The Infrastructure Management & Pavement Engineering team secured an assignment to provide a pavement management software system for the City of Albuquerque, New Mexico, along with conducting a pavement performance survey using Stantec's RT-3000 Road Tester. Stantec's pavement performance expertise will also be used to assist the public works department of Jefferson Parish, Louisiana, in its analysis of the impact of Hurricane Katrina on local infrastructure. The Company will be responsible for providing an inventory of the pavement performance and drainage conditions of the parish's entire street network.

"Our employees are truly working as one team to offer infinite solutions and to successfully integrate new acquisitions. Staff who have joined us, including those from recent acquisitions, are enjoying success by making use of the additional resources available to them as a result of being a part of Stantec," says Franceschini. "It is because of all their efforts that Stantec has been able to produce consistently strong quarterly and annual results."

The second quarter Conference Call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec's web site at stantec.com in the Investor Relations section.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288	stantec.com